SEC 1745 (3-06)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ______ )*

Cypress Bioscience, Inc.
(Name of Issuer)
Common Stock, $.001 par value per share
(Title of Class of Securities)
232674 10 1
(CUSIP Number)
12/31/06
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS: Jay D. Kranzler

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		1,616,698[1]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		193,324

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,518,259[2]

WITH:	8	SHARED DISPOSITIVE POWER:

193,324

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,810,022

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.37%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1(1) Includes (a) 1,517,634 shares issuable to Reporting Person upon exercise of options to purchase common stock within 60 days of December 31, 2006, and (b) 98,439 shares held in the Issuer’s 401(k) Plan, of which the Reporting person is a trustee. The Reporting Person disclaims beneficial ownership of the 98,439 shares, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities.
2 Excludes the 98,439 shares held in the Issuer’s 401(k) Plan, of which the Reporting person does not have dispositive power.
Page 2 of 4 pages

Item 1
Item 2
Item 3 Not applicable
Item 4 Ownership
Item 5 Ownership of Five Percent or Less of a Class
Item 6 Ownership of More than Five Percent on Behalf of Another Person
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Item 8 Identification and Classification of Members of the Group
Item 9 Notice of Dissolution of a Group
Item 10 Certification
SIGNATURE

Item 1.
(a)	Name of Issuer Cypress Bioscience, Inc., a Delaware corporation

(b)	Address of Issuer’s Principal Executive Offices 4350 Executive Drive, Suite 325 San Diego, CA 92121
Item 2.
(a)	Name of Person Filing Jay D. Kranzler

(b)	Address of Principal Business Office or, if none, Residence 4350 Executive Drive, Suite 325 San Diego, CA 92121

(c)	Citizenship United States

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 232674 10 1

Item 3.	Not applicable

Item 4.	Ownership
(a)	Amount Beneficially Owned:
1,810,022 shares, including (i) 1,517,634 shares issuable to Reporting Person upon exercise of options to purchase Common Stock within 60 days of 12/31/06, (ii) 193,324 shares held in the Kranzler Living Trust, (iii) 98,439 shares held in the Issuer’s 401(k) Plan, of which the Reporting person is the trustee.
(b)	Percent of Class: 5.37%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 1,616,698

(ii)	Shared power to vote or to direct the vote: 193,324

(iii)	Sole power to dispose or to direct the disposition of: 1,518,259

(iv)	Shared power to dispose or to direct the disposition of: 193,324

Page 3 of 4 pages

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification.

Not applicable
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2006

Date

/s/ Jay D. Kranzler

Signature

Jay D. Kranzler

Printed Name

Page 4 of 4 pages